Filed by First Mid-Illinois Bancshares, Inc.
pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: First Clover Leaf Financial Corp.
Commission File No.: 0-50820

April 26, 2016

To First Clover Leaf Employees,
We were very pleased to announce the definitive agreement reached between First Clover Leaf Financial Corp. (“First Clover Leaf’) and First Mid-Illinois Bancshares, Inc. (“First Mid”) to merge. With each company having more than a century of experience, there are parallel histories of rich tradition, growth and providing great service in our communities.

In the joint news release, we communicated many reasons why we found First Clover Leaf attractive and a good fit for First Mid. This acquisition allows us to expand our existing geographic presence in the metro east area of St. Louis through an established banking franchise with a 125-year history and a strong community presence.
You have built a strong reputation with your customers and the communities you serve and this is something of which you should be proud. As an Illinois-based company, and with our shared values, we hope to build on this foundation of great customer focus and commitment.

I was glad to be able to meet with many of you today and share our story and excitement around the joining of our companies. While I answered some of your questions, undoubtedly, you will have more questions about First Mid. We will try to answer as many questions as possible, but please know that we are early in this transaction and there are many decisions that will need to be made over the next several months and we will communicate information as we are able. My team and I will be traveling to several of your branch locations in the coming weeks to meet with as many employees as possible.

Over the course of the upcoming weeks and months, we will work through the necessary regulatory and shareholder approvals and plan to close on the transaction by the fourth quarter of 2016.
In the meantime, our team looks forward to meeting with you and sharing more about First Mid and the exciting possibilities that lie ahead.

Sincerely,
Joe Dively
Chairman and CEO
First Mid-Illinois Bancshares, Inc.
217-258-9520
jdively@firstmid.com
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1421 Charleston Avenue Mattoon, Illinois 61938
(P) 217-258-0409 (F) 217-258-0485 (W) www.firstmid.com

Safe Harbor
This document may contain certain forward-looking statements, such as discussions of First Mid and First Clover Leaf s pricing and fee trends, credit quality and outlook, liquidity, new business results, expansion plans, anticipated expenses and planned schedules. First Mid and First Clover Leaf intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1955. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of First Mid and First Clover Leaf, are identified by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or similar expressions. Actual results could differ materially from the results indicated by these statements because the realization of those results is subject to many risks and uncertainties, including, among other things, the possibility that any of the anticipated benefits of the proposed transactions between First Mid and First Clover Leaf will not be realized or will not be realized within the expected time period; the risk that integration of the operations of First Clover Leaf with First Mid will be materially delayed or will be more costly or difficult than expected; the inability to complete the proposed transactions due to the failure to obtain the required stockholder approvals; the failure to satisfy other conditions to completion of the proposed transactions, including receipt of required regulatory and other approvals; the failure of the proposed transactions to close for any other reason; the effect of the announcement of the transaction on customer relationships and operating results; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; changes in interest rates; general economic conditions and those in the market areas of First Mid and First Clover Leaf; legislative/regulatory changes; monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; the quality or composition of First Mid’s and First Clover Leaf s loan or investment portfolios and the valuation of those investment portfolios; success in raising capital by First Mid and First Clover Leaf; demand for loan products; deposit flows; competition, demand for financial services in the market areas of First Mid and First Clover Leaf; and accounting principles, policies and guidelines. Additional information concerning First Mid and First Clover Leaf, including additional factors and risks that could materially affect First Mid’s and First Clover Leaf s financial results, are included in First Mid’s and First Clover Leaf s filings with the Securities and Exchange Commission, including their Annual Reports on Form 10-K. Forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the Securities and Exchange Commission, we do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.
Proxy Statement/Prospectus
This material is not a substitute for the proxy statement/prospectus that First Mid and First Clover Leaf will file with the Securities and Exchange Commission. Investors in First Mid or First Clover Leaf are urged to read the proxy statement/prospectus, which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus and other documents which will be filed by First Mid and First Clover Leaf with the Securities and Exchange Commission will be available free of charge at the Securities and Exchange Commission’s website, www.sec.gov, or by directing a request when such a filing is made to First Mid-Illinois Bancshares, P.O. Box 499, Mattoon, IL 61938, Attention: Secretary; or to First Clover Leaf Financial Corp., P.O. Box 540, Edwardsville, IL 62025, Attention: Secretary. A final proxy statement/prospectus will be mailed to the stockholders of each of First Mid and First Clover Leaf.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
Proxy Solicitation
First Mid and First Clover Leaf, and certain of their respective directors, executive officers and other members of management and employees are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of First Mid is set forth in the proxy statement for its 2016 annual meeting of stockholders. Information about the directors and executive officers of First Clover Leaf is set forth in its proxy statement for its 2015 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the proxy statement/prospectus for such proposed transactions when it becomes available.
_____________________________________________________________________________________________
1421 Charleston Avenue Mattoon, Illinois 61938
(P) 217-258-0409 (F) 217-258-0485 (W) www.firstmid.com